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                                                                     EXHIBIT 5.1

October 12, 1998

Abbott Laboratories
100 Abbott Park Road
Abbott Park, Illinois 60064-3500

Re:  Common Stock Without Par Value

Dear Ladies and Gentlemen:

    I am Senior Vice-President, Secretary and General Counsel of Abbott Laboratories, an Illinois corporation, (the "Company"), and have advised the Company in connection with the proposed issuance of shares of the Company's common stock, without par value (the "Common Stock"), pursuant to the exercise of transferable options issued by the Company to participants in the Abbott Laboratories 1996 Incentive Stock Program (the "Program") and the Abbott Laboratories 1986 Incentive Stock Program and the Abbott Laboratories 1991 Incentive Stock Program (the "Prior Programs") and transferred by those participants.

    As such Counsel, I, or members of my staff, have examined such corporate and other records, instruments, certificates and documents as I considered necessary to enable me to express this opinion.

    Based on the foregoing, it is my opinion that the Common Stock to be issued is duly authorized for issuance and, upon issuance pursuant to the exercise of options granted under the Program and the Prior Programs by the transferees thereof, will be legally issued, fully paid and non-assessable.

    I hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the reference to me under the caption "Validity of Shares" in the Registration Statement.

    I am admitted to practice law in the State of Illinois and I express no opinions as to matters under or involving any laws other than the laws of the State of Illinois, and the federal laws of the United States of America.

                                          Very truly yours,

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                                                /s/ JOSE M. DE LASA
                                                -------------------------
                                                Jose M. de Lasa
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